centrica

taking care of the essentials

FAX MESSAGE

To:	Office of International Corporation Finance, SEC	**Date:**	31 August, 2004
At:	001 202 942 96 24	**Ref:**	Stock Exchange Announcement
From:	Secretariat	**No. of pages** (incl. this one)	6

82-4578

If you do not receive all the pages please contact (telephone: **01753 494008** or fax: **01753 494019**)

Please find following a Stock Exchange Announcement recently released.

Secretariat

9/1

Secretariat 1st *Floor* Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: **01753 494000** Facsimile: **01753 494019**

centrica

taking care of the essentials

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

31 August, 2004

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
40 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc
Share Buy-Backs

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Regulatory Announcement

Go to market news section

Free annual report

centrica
taking care of the essentials

Company	Centrica PLC
TIDM	CNA
Headline	Purchase of Own Securities
Released	16:51 23-Aug-04

Centrica plc

Repurchase of shares

Centrica plc announces that on 23 August 2004 it purchased for cancellation 2,000,000 of its ordinary shares at a price of 242.8773p per share from Cazenove & Co. Ltd

Enquiries

Kath Kyle Centrica plc 01753 494902

Jonathan Wilcox Cazenove & Co. Ltd 020 7588 2828

END

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Regulatory Announcement

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Free annual report

Company	Centrica PLC
TIDM	CNA
Headline	Purchase of Own Securities
Released	16:44 24-Aug-04

centrica
taking care of the essentials

Centrica plc

Repurchase of shares

Centrica plc announces that on 24 August 2004 it purchased for cancellation 500,000 of its ordinary shares at a price of 241.7557p per share from Cazenove & Co. Ltd

Enquiries

Kath Kyle Centrica plc 01753 494902

Jonathan Wilcox Cazenove & Co. Ltd 020 7588 2828

END

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Regulatory Announcement

Go to market news section

Free annual report

Company	Centrica PLC
TIDM	CNA
Headline	Purchase of Own Securities
Released	17:06 25-Aug-04

centrica
taking care of the essentials

Centrica plc

Repurchase of shares

Centrica plc announces that on 25 August 2004 it purchased for cancellation 1,250,000 of its ordinary shares at a price of 243.4748p per share from Cazenove & Co. Ltd

Enquiries

Kath Kyle Centrica plc 01753 494902

Jonathan Wilcox Cazenove & Co. Ltd 020 7588 2828

END

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Regulatory Announcement

Go to market news section

Free annual report

Company	Centrica PLC
TIDM	CNA
Headline	Purchase of Own Securities
Released	17:04 26-Aug-04

centrica
taking care of the essentials

Centrica plc

Repurchase of shares

Centrica plc announces that on 26 August 2004 it purchased for cancellation 1,150,000 of its ordinary shares at a price of 246.665p per share from Cazenove & Co. Ltd

Enquiries

Kath Kyle Centrica plc 01753 494902

Jonathan Wilcox Cazenove & Co. Ltd 020 7588 2828

END

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